Primary Business Name: BARCLAYS CAPITAL INC.   **BD Number: 19714**

BD - AMENDMENT

05/10/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⊙ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ABREU, JULIAN JAVIER	I	ROSFP - PRIME SERVICES	03/2019	NA	N	N	5160018
BANCONE, ANTHONY	I	ROSFP - DISTRIBUTION	08/2013	NA	N	N	1790892
BARCLAYS GROUP US INC.	DE	OWNS BARCLAYS CAPITAL INC.	12/1999	E	Y	N	13-3249618
BARNES, MURRAY CHARLES	I	BOARD DIRECTOR	04/2018	NA	Y	N	5773694
FORREST, MONTY LEE	I	BOARD DIRECTOR	05/2015	NA	Y	N	5812639
FORREST, MONTY LEE	I	CHIEF OPERATIONS OFFICER	05/2015	NA	Y	N	5812639
FUQUA, JAMES	I	CHIEF LEGAL OFFICER	11/2018	NA	N	N	2933658
JAISING, RAHUL	I	ROSFP - PRIME SERVICES	08/2013	NA	N	N	4754959
LAROCCA, GERARD SEBASTIAN	I	PRESIDENT	01/2011	NA	Y	N	2683227
LAROCCA, GERARD SEBASTIAN	I	BOARD DIRECTOR	10/2005	NA	Y	N	2683227
LARSON, MATTHEW SCOTT	I	CHIEF FINANCIAL OFFICER	06/2017	NA	Y	N	2605152
LARSON, MATTHEW SCOTT	I	BOARD DIRECTOR	06/2017	NA	Y	N	2605152
LUBLINSKY, MICHAEL	I	CHIEF EXECUTIVE OFFICER	02/2018	NA	Y	N	2655249
LUBLINSKY, MICHAEL	I	BOARD DIRECTOR	02/2018	NA	Y	N	2655249
MELI, JEFFREY ANTHONY	I	CO-HEAD OF RESEARCH	07/2015	NA	N	N	4477654
NOTO, JOSEPH C	I	BOARD DIRECTOR	09/2018	NA	Y	N	4688658
O'CONNOR, CLAIRE SCHOLZ	I	BOARD DIRECTOR	09/2018	NA	Y	N	1907247
OLSEN, EDVARD S	I	CHIEF COMPLIANCE OFFICER - BD	06/2018	NA	N	N	4584109
ZACHARIA, ZACHARIA	I	CHIEF COMPLIANCE OFFICER - SECURITIES TRADING	05/2019	NA	N	N	2440444

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